 Exhibit 99.1

Mountain Province Appoints Vice President Diamond Marketing

Shares Issued and Outstanding: 158,966,333
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, Oct. 15, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce the appointment of Reid Mackie to the position of Vice President Diamond Marketing effective today, October 15, 2015.

Mr. Mackie joins Mountain Province Diamonds from Rio Tinto Diamonds where he held the positions of Manager Sales and Marketing for Argyle Pink Diamonds in Perth, Australia (2011 to 2015) and Senior Executive Trader in Antwerp, Belgium (1999 to 2010). At Argyle Mr. Mackie was responsible for the pricing and sales of all Argyle pink polished diamonds including the Argyle pink diamond tender. In Antwerp Mr. Mackie was responsible for the valuation and sales of rough diamonds from the Diavik, Argyle, Murowa, Ellendale and Merlin diamond mines.

Mountain Province President and CEO Patrick Evans commented: "We welcome Reid to Mountain Province at a very exciting time for the company as we begin to prepare for the first sales of diamonds from the Gahcho Kué diamond mine. His considerable experience in taking new mine production to the market will benefit Mountain Province greatly as we seek to maximise revenue from our share of the Gahcho Kué production."

Mr. Mackie is a graduate of the University of British Columbia (B.A., 1994).

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest and richest new diamond mine.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué diamond mine is expected to produce an average of 4.5 million carats a year over a 12 year mine life.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:47e 15-OCT-15